MILBANK, TWEED, HADLEY & McCLOY LLP

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-20-7615-3000
FAX: 44-20-7615-3100

FRANKFURT
49-(0)69-71914-3400
FAX: 49-(0)69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005-1413 212-530-5000 FAX: 212-530-5219 Michael L. Fitzgerald PARTNER DIRECT DIAL NUMBER (212) 530-5224 Fax: (212) 822-5224 E-MAIL: mfitzgerald@milbank.com	BEIJING (8610) 5123-5120 FAX: (8610) 5123-5191 HONG KONG 852-2971-4888 FAX: 852-2840-0792 SINGAPORE 65-6428-2400 FAX: 65-6428-2500 TOKYO 813-3504-1050 FAX: 813-3595-2790

December 15, 2006

Ms. Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                               Gruma, S.A. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 30, 2006 (the “Form 20-F)
File No. 001-14852

Dear Ms. Davis,

Thank you for your letter dated November 13, 2006 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Form 20-F of Gruma S.A. de C.V. for the fiscal year ended December 31, 2005.  On behalf of our client, Gruma S.A. de C.V. (“GRUMA” or the “Company”), the purpose of this letter is to respond to your letter dated November 13, 2006 pertaining to the above referenced filing.  To assist you in reviewing the responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.  GRUMA has provided the information contained in this letter and believes that it has replied to your comments in full.  After your review of the responses, we would like to discuss these matters with you.

Form 20-F for the Fiscal Year Ended December 31, 2005

Results of Operations, page 39

1.                                      We note that ADM owns a 40% interest in Molinera de Mexico and a 20% interest in Azteca Milling.  You have disclosed that upon completion of a series of transactions to be completed by October 7, 2007, ADM will own a 3% interest in both MONACA and DEMASECA.  Please tell us how you will account for this pending transaction and indicate whether or not your historical trends reported in your financial condition and results of operations are expected to continue subsequent to the completion of this transaction.

ADM owns a 40% interest in Molinera de México and a 20% in Azteca Milling. ADM is currently the Company’s partner in several businesses worldwide: in Molinera de Mexico, engaged in the production and marketing of wheat flour in Mexico; in Azteca Milling, producer of corn flour in the Unites States and in Molinos Nacionales (“Monaca”), engaged mainly in producing and distributing corn flour, wheat flour and other products in Venezuela.

The equity ownership of Monaca prior to April 6, 2006 was as follows: a 95% interest was owned by the Company and the remaining 5% interest was owned by ADM. The equity ownership of Demaseca prior to April 6, 2006 was: a 50% interest was owned by the Company and a 50% interest was owned by a third party.

On April 6, 2006 the Company signed an agreement to buy and sell interests of Monaca and Demaseca, as follows:

•                  The Company agreed to sell in a series of installments to end not after October 2007 (with delivery of the shares to be made in pro-rata amounts in accordance with the installment payments), a 40% stake of Monaca to a third party for a total of U.S.$65,600,000. On May 31, 2006 the Company purchased a 2% stake of Monaca from ADM for a total of U.S.$3,280,000. Thus, after the installment amounts are paid, the interest of the Company in Monaca will be 57% and of ADM will be 3%.

•                  In the same transaction of April 6, 2006 in which the Company agreed to sell 40% stake of Monaca for U.S.$65,600,000, the third party purchaser sold to the Company a 10% stake of Demaseca for a total of U.S.$2,590,000. On August 16, 2006, the Company sold a 3% stake of Demaseca to ADM for a total of U.S.$777,000. Thus, after these transactions, the interest of the Company in Demaseca is 57% and of ADM is 3%.

The Company has evaluated the accounting for the above series of events in accordance with the generally accepted accounting principles in Mexico, specifically, Bulletin B-7 “Business Acquisitions”.

Both transactions for the sale of an interest in Monaca and the purchase of an interest in Demaseca were treated, for accounting purposes, as one transaction. In this case, a net gain will be recorded to reflect the net effect between the sale prices agreed and the carrying value of the interests purchased and sold. The net gain consists of a gain on the transaction with the third party purchaser and a loss with ADM. Such gain is being recognized on a pro-rata basis as the payment of the installments are received, since the contract installment terms establish that the shares should be transferred to the buyer as the amounts are paid to the Company, while the loss related to the net transaction with ADM will be reflected in 2006 as this was settled in cash during 2006.

Currently, the Company is evaluating the appropriate accounting for these transactions under U.S. GAAP. The Company is not required to file interim reports nor has it published interim financial information under U.S. GAAP in 2006.

The Company still controls these businesses and will continue to consolidate them, thus the Company does not expect changes in the trends of its results of operation or financial position.

Contractual Obligations and Commercial Commitments, page 53

2.                                      Please consider revising your table of contractual cash obligations to include the estimated interest payments on your debt.  To the extent that the interest rates are variable and unknown, consider developing an appropriate methodology to estimate such payments.  One possible methodology is to apply the current applicable interest rate to determine the amount of future payments.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should he included in the table.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Set forth below is the Company’s revised contractual obligations table for the year 2005 which includes interest payments. The Company intends to provide such table in future filings as revised:

Contractual Obligations		Less than	From 1 to 3	From 3 to 5	Over 5
and Commercial Commitments	Total	1 Year	Years	Years	Years
	(in millions of U.S. Dollars)
Long-term debt obligations	601.6	0.0	97.8	203.8	300.0
Operating lease obligations (1)	165.7	38.1	64.7	36.3	26.6
Purchase obligations (2)	141.0	141.0	0.0	0.0	0.0
Interest payments on our indebtedness (3)	201.7	44.5	72.9	61.1	23.2
Other liabilities (4)	48.4	48.4	0.0	0.0	0.0
Total	1,158.4	272.0	235.4	301.2	349.8
Million of pesos equivalent amounts	12,313.8	2,891.4	2,502.3	3,201.8	3,718.4

(1)          Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)          Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)          In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2005.

(4)          Other liabilities are short-term bank loans and the current portion of long-term debt.

3.                                      We note the table which summarizes your contractual obligations and commercial commitments is expressed in US Dollars rather than the currency in which your financial statements are reported.  Please expand upon your disclosure to explain why this information is expressed in US dollars.  We may have further comment.

Historically, since the adoption of rule FRR61, the Company’s practice has been to prepare the table of contractual obligations in U.S. dollars. This was due to the fact that most of the Company’s debt has been and is denominated in U.S. dollars. For the remainder of its obligations included in this table, the majority of them arise from the Company’s subsidiaries in the United States. In addition, the Company’s analysts and investors periodically ask for this information in U.S. dollars and the Company publishes this table in U.S. dollars in both the Mexican and U.S. regulatory filings. In the revised table included above, the Company proposes to include peso equivalent amounts for the totals per year. The Company intends to include this type of disclosure in future filings.

Item 15. Controls and Procedures, page 94

4.                                      We note your statement that the “Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures have functioned effectively.”  Please revise to state clearly, if true, that your disclosure controls and procedures are effective as of the end of the period covered by the report.

The Company confirms that its Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures are effective as of December 31, 2005, the period covered by its annual report. The Company has supplementally provided the proposed revised wording to its disclosure (see Annex A) and requests that the SEC staff allow it to include this language in future filings.

Item 16C. Principal Accountant Fees and Services, page 95

5.                                      Please describe the nature of the other fees billed to you by PricewaterhouseCoopers during the fiscal years ended December 31, 2005 and December 31, 2004.

Included within “other fees” in the Company’s Item 16C disclosure for the years ended December 31, 2005 and 2004 are certification procedures provided by the Company’s  auditors for the importation of grains into Mexico amounting to Ps. 91 thousand (US$8.3 thousand) and Ps.151 thousand (US$13.8 thousand), respectively.  In Mexico, the Secretary of Economy determines import quotas for companies and throughout the year, the Company is required to provide certain operating and financial information to it which needs to be verified by an external auditor.  Other fees for the year ended December 31, 2004 also include Ps.175 thousand (US$16.0 thousand) related to miscellaneous other permitted non-audit services. The Company included in the “Other fee” category for the years ended December 31, 2005 and 2004 fees paid for a 401(k) audit and a tax transfer pricing study (required by Mexican tax law) which should have been categorized as audit related and tax services respectively.  The amounts for the 401(k) and transfer pricing study were not significant and amounted to Ps 287 thousand (US$26 thousand) and Ps.259 thousand (US$23.6 thousand), respectively.

Report of Independent Registered Public Accounting Firm, page F-2

6.                                      We note that your auditors did not audit the 2005 US GAAP equity method adjustment related to Grupo Financiero Banorte as shown in Note 22-M of your financial statements.  We further note that this adjustment was audited by other auditors whose report thereon has been furnished to your auditors and your auditors’ opinion insofar as it relates to the US GAAP amounts related to Grupo Financiero Banorte is based solely on the report of other auditors.  Please clarify the nature of the report on which your auditors are relying and the scope of their audit of the US equity method adjustment reported in Gruma’s financial statements.  It is unclear whether or not the auditor of the equity method investee would have sufficient information from its audit of the equity method investee to audit all of the aspects of Gruma’s US equity method adjustment.  In this manner, we note the report of the other auditors’ does not reference the US GAAP adjustment related to Grupo Financiero Banorte as shown in Note 22-M.  Rather, such audit opinion references the US GAAP adjustment reflected in the financial statements of Grupo Financiero Banorte.

Through December 31, 2004, both the Company and Grupo Financiero Banorte (or “the Bank”) were audited by the same audit firm.  For the year ended December 31, 2005, Grupo Financiero Banorte changed auditors.  The Company’s auditors concluded that they would need to make reference to the work performed by the other auditors for both Mexican and U.S. GAAP purposes.  In 2005, for the first time, the Company’s investment exceeded the 30% threshold pursuant to Rule 3-09 of Regulation S-X and required the inclusion of the U.S. GAAP reconciliation for Grupo Financiero Banorte and therefore, the audit report of the other auditors, which also includes an opinion of the U.S. GAAP reconciliation of the Bank. For the purposes of the Company’s equity income adjustment, the Company recognized its percentage interest ownership amount of 10.86%, applied to the amounts as reported by Grupo Financiero Banorte. In 2005, there were no top level corporate adjustments recognized at the Company level related to this investment. Consequently, it was concluded that the Company’s auditors could test the mathematical application of the amounts as reported by Grupo Financiero Banorte, since they performed audit procedures on the Company’s share ownership amount of 10.86%.

Note 3. Significant Accounting Policies, page F-13

Basis of Consolidation, page F-13

7.                                      Please disclose in greater detail your consolidation policy and tell us how you evaluate whether participating rights held by minority partners overcome the presumption of control by you as the majority owner.

The Company intends to include the following accounting policy disclosure in future filings:

“The consolidated financial statements include the financial statements of Gruma, S.A. de C.V. and those companies in which the majority of the shares is owned directly or indirectly by the Company and/or otherwise has control.”

The Company has concluded in connection with its application of EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, that no circumstances are present in which the minority interest have participatory rights. Under Mexican GAAP, consolidation is also based on the definition of control, and thus no differences exist with the treatment under U.S. GAAP.

Revenue Recognition, page F-18

8.                                      Please disclose in greater detail your accounting policy for revenue transactions with current or potential future discounts from your regular prices.  If, you pay slotting fees, engage in cooperative advertising programs, have buy down programs, or make other payments to resellers, please disclose your accounting policy separately for each of these types of arrangements.

Under U.S. GAAP, the Company evaluates the customer discounts from the regular prices and the various consumer and trade promotion expenses in accordance with the EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Based on the Company’s analysis under U.S. GAAP, the customer considerations discussed below are reflected as a reduction of revenue, in its condensed consolidated income statement prepared on a U.S. GAAP basis and which is included in Note 20-N of its financial statements.

The Company’s primary customer consideration programs and the related U.S. GAAP accounting pursuant to EITF 01-9 is as follows:

•                  Promotion discounts — Discounts are promotions offered by the Company to promote additional sales and are recognized at the same time as the sale of the promotional item is recorded.

•                  Volume based incentives — Volume discounts offered to customers due to sales growth or for the purchase of specific volumes are accrued based on the estimated number of customers that will ultimately earn the discount. Changes in the estimated amount of discount are recognized using a cumulative catch-up adjustment.

•                  In store display incentives — In store display incentives such as slotting fees, as well as the fees paid for the introduction of new products, are initially recorded as an asset and recognized as a reduction of revenue over the contract term.

•                  Cooperative advertising programs — Payments for cooperative advertising are recognized in income when the advertising event occurs and is classified as a reduction of revenue since the Company cannot identify the benefit that has been received.

•                  Buy down programs — Buy down programs are recognized in income when the customer informs the Company of the respective amount due related to such activities. These programs are generally entered for short specified promotion periods.

•                  Other payments to clients that are not significant, such as coupon redemption costs, are recognized when the event takes place.

As mentioned previously, all of the costs related to the programs described above are reflected as a reduction of revenue under U.S. GAAP and are disclosed in Note 20-N to the Company’s financial statements. Under Mexican GAAP, the Company recognizes volume based incentive discounts given directly to customers as a reduction of revenue, as disclosed in Note 3-N of the Company’s financial statements. The consumer and trade promotion expenses are recognized as sales expenses within the line item of “selling, general and administrative expenses” within the income statement under Mexican GAAP and therefore, they are not disclosed in the Company’s policy for revenue recognition in Note 3-N of its financial statements.

9.                                      Please also disclose if you have arrangements with multiple deliverables that consist of more than one unit of accounting.  We note your related disclosure on page 26 regarding your offer to provide financing and individualized training to buyers of your tortilla production equipment.

The Company does not enter into agreements with multiple deliverables. The training mentioned in the disclosure on page 26 consists principally of the execution of an operational test with the customer, in order to demonstrate the optimum procedure for the use of the equipment. This training is performed by the sales representative on the same day the equipment is delivered. The Company does not provide training services to tortilla producers that have not purchased the Company’s equipment.

The Company offers tortilla production equipment to its current and potential customers. These sales are not subject to the purchase of corn flour and do not affect the price of the flour charged to the customers. In some cases, the Company sells the equipment and offers financing plans with different terms and bearing an interest rate. In other cases, the Company leases the equipment. The revenue related to these equipment arrangements in relation to the Company’s consolidated net sales is not significant.

10.                               Please expand your critical accounting policies discussion to address any significant estimates that management is required to make resulting from arrangements with current or potential future discounts from your regular prices.  Additionally, please expand your Operating and Financial Review to address the impact these types of arrangements have had on your historical trends.

The current discounts offered by the Company to promote additional sales are not estimates, since they are recognized at the same time as the sale, as explained in the response to Comment No. 8. Under these types of arrangements, the Company and the customer agree to a price based on expected volumes for the period but such preferential price is given at the time of sale and is awarded regardless of whether the customer achieves such targets at the end of the contractual period. This type of discount represents the most significant type of discount offered by the Company.

The potential future discounts due to growth or sales incentives are offered for periods not longer than one year. Under these arrangements, the estimates for these discounts are based on the estimated number of customers that will ultimately earn the discount. Changes in the estimated amount of discount are recognized using a cumulative catch-up adjustment. The estimates are reviewed periodically and, according to the Company’s experience, adjustments have not been significant. Consequently, the Company does not consider the estimates recognized for potential discounts as a critical accounting policy.

Note 6. Investment in Common Stock of Associated Companies, page F-19

11.                               Please tell us and disclose in future filings the difference between the amount your investment in GF Norte is carried and the amount of underlying equity in net assets and how you account for this difference under both Mexican and US GAAP.

As of December 31, 2005 the Company’s investment balance with respect to Grupo Financiero Banorte is equal to its 10.86% equity ownership interest in the underlying net assets of Grupo Financiero Banorte. The Company has no top level adjustments in consolidation regarding this investment.

Note 21. Differences Between Mexican GAAP and US GAAP, page F-41

12.                               We note that starting January 1, 2005 you adopted the provisions of Bulletin D-3.  Please tell us how this was accounted for indemnities to which employees are entitled in case of dismissal under US GAAP prior to your adoption of D-3 under Mexican GAAP.

The Company adopted the provisions of Bulletin D-3 “Labor Obligations” (“Bulletin D-3”) effective  January 1, 2005.  These provisions related to additional valuation and disclosure requirements with respect to amounts payable to employees on involuntary dismissal, which are commonly referred to as “severance payments.” In connection therewith, the Company reflected a charge to its income statement of Ps.54,127, net of the related tax benefit.

Prior to the adoption of Bulletin D-3, the Company had not previously recognized such a liability under Statement of Financial Accounting Standards No. 112, “Employers’ Accounting for Postemployment Benefits” (“SFAS No. 112”).  The Company has concluded based on the quantitative and qualitative analysis that it performed, that the impact of not recognizing the severance liability for U.S. GAAP purposes prior to 2005 was not material to its consolidated financial statements.  It is also its conclusion that recognizing the full charge to earnings for U.S. GAAP purposes in 2005 (the same period as under Mexican GAAP) did not have a material effect on its 2005 financial condition or results of operations.

13.                               Please tell us your accounting treatment under US GAAP for payments on or receipts from interest rate swap agreements designated as cash flow hedges where interest expense attributable to the underlying debt has been capitalized.  Please detail for us the capitalization policy associated with the payments or receipts on such interest rate swaps and the period(s) in which such payments or receipts impact earnings.  Refer to EITF 99-9.

The Company does not believe that EITF 99-9 “Effect of Derivative Gains and Losses on the Capitalization of Interest” is applicable.  The Company’s  interest rate swap agreements were entered into to manage its exposure related to its 2004 credit facility which is further discussed in page 47 of its Form 20-F.  All interest expense related to this facility is recognized in its income statement. The Company has not had any significant capital expenditure projects during these periods for which interest has been capitalized under SFAS No. 34 “Capitalization of Interest Costs”.

Financial Statements of Grupo Financiero Banorte, S.A. and Subsidiaries, page F-58

14.                               We note that your consolidated statement of income is unaudited for the year ended December 31, 2003.  Please provide us with your significance tests under Rule 3-09 of Regulation S-X for your equity method investment for December 31, 2003.  Please ensure that any goodwill amortization, impairment write down, or other activity related to this investment is included in your significance computations.  If this investment is significant to you in excess of the 20% level, please include audited financial statements for December 31, 2003.

The Company is supplementally including for your reference its calculation of the significance tests under Rule 3-09 of Regulation S-X for the year ended December 31, 2003 — See Annex B.  As demonstrated in such tests, the highest level of significance was the income test and resulted in a significance of 17% in 2003. In 2004 and 2005, the significance test exceeded 20% and hence, required the inclusion of separate financial statements of Grupo Financiero Banorte. Given that the significance test was less than 20% in 2003, the Company included the financial statements of Grupo Financiero Banorte for 2003 to comply with the requirements that the equity investee include the same periods as the Company (2005, 2004 and 2003), yet pursuant to Rule 3-09, such information is not required to be audited and thus, it was labeled as unaudited.

GRUMA acknowledges that:

•                  GRUMA is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Form 20-F; and

•                  GRUMA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have an opportunity to review these responses, we would like to schedule a call with the representatives of the Staff to discuss these comments and respond to any further questions you may have.  We will communicate with a member of the Staff to arrange a call.  Please do not hesitate to call me at (212) 530-5224, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

Cc: GRUMA S.A. de C.V.

ANNEX A

ITEM 15. Controls and Procedures.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2005, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures have functioned effectively as of December 31, 2005, and that the consolidated financial statements fairly present our consolidated financial position and the results of operations for the period presented.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ANNEX B

1.)   Investments in / advances to subsidiary test:

		2003
a.	Total assets — Gruma, S.A. de C.V. and Subsidiaries	23,381,682
	+/- US GAAP adjustments	(512,333)
	Total assets under U.S. GAAP — Gruma, S.A. de C.V. and Subsidiaries	22,869,349

b.	10%		2,286,935

c.	Investment in common stock of GF Norte	1,463,218
	+/- Ajustes US GAAP	(290,186)
	Total Investment in common stock of GF Norte under U.S. GAAP		1,173,032	5.13%

ANNEX B (continued)

(2)  Income test

	1999 (*)	2000	2001	2002	2003	Average
Income from continuing operations, before income tax, extraordinary items
and cumulative effect for change in accounting principles under US GAAP - Gruma, S.A. de C.V. and Subs.	0	87,316	661,520	878,353	1,277,289	580,896

i.)	Average of the last five years		580,896

ii.)	90% of (i)		522,806

iii.)	Current year		1,277,289		iii is greater than ii

	If (iii) is greater than (ii), use(iii).

a.	Income from continuing operations		1,277,289

b.	10%			127,729

c.	Income from continuing operations - GFNorte		2,561,786
	+/- US GAAP adjustments		(518,497)
	Income from continuing operations under US GAAP		2,043,289
	% owned by Gruma		10.8557%
	Gruma’s equity in income of Banorte			221,813	17.37%

(*)       In 1999, the Company reported a U.S. GAAP loss and therefore, a zero value was assigned for the purposes of this calculation.